February 17, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (248) 312-6833

Mr. Paul D. Borja
Chief Financial Officer
Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, Michigan 48098-2639

Re:	Flagstar Bancorp, Inc.
	Form 10-K filed March 23, 2005
	File No. 001-16577


Dear Mr. Borja:

      We have reviewed your response letter dated February 13,
2006
and have the following additional comments. Where indicated, we think you should revise future filings, beginning with your December
31, 2005 Form 10-K, in response to these comments and provide us with a draft of your intended revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 4 - Summary of Significant Accounting Policies
Secondary Marketing Reserve, page 84

1. We note your responses to comments 6 - 7 of our letter dated November 23, 2005. We do not agree that disclosure of the components of your secondary marketing reserve would be more confusing to investors than helpful. On the contrary, we think it is important for investors to understand your estimation process and how changes in your estimates impact your financial statements, both qualitatively and quantitatively. Furthermore, as previously communicated, we do not feel that "net gain on loan sales" is an accurate representation of the components included within that income statement line item as changes in estimates made subsequent to the sale of a loan are not generally included in the calculation of the gain on sale of such loan. Please revise future filings to present the component of your secondary market provision related to changes in estimates made subsequent to the sale of loan separately from your net gain on loan sales. Alternatively, if you wish to continue reporting these amounts together in a single line item, please revise the caption of this line item to more clearly reflect its components and provide footnote disclosure that quantifies each component.


*	*	*

      As appropriate, please revise your future filings, beginning with the Form 10-K for the period ending December 31, 2005, and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with your response to our comments along with drafts of the revised disclosures to be included in your future filings. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response on EDGAR.
Please
understand that we may have additional comments after reviewing your drafts of future disclosures and responses to our comments.

      You may contact Angela Connell at (202) 551-3426 or me at
(202)
551-3494 if you have questions regarding comments on the financial statements and related matters.


						Sincerely,



						Kevin W. Vaughn
						Accounting Branch Chief


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Mr. Paul D. Borja
Flagstar Bancorp, Inc.
February 17, 2006
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